                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                --------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                    GUARANTY BANCSHARES HOLDING CORPORATION
- --------------------------------------------------------------------------------
                               (Name of issuer)

   CLASS A COMMON STOCK, $5.00 PAR VALUE, CLASS B COMMON STOCK, NO PAR VALUE
- --------------------------------------------------------------------------------
                        (Title of class of securities)


- --------------------------------------------------------------------------------
                                (CUSIP number)

                                M. WALKER BAUS
                          LECORGNE, LIVAUDAIS & BAUS
                       203 Carondelet Street, Suite 210
                         New Orleans, Louisiana  70130
                                (504) 523-5882
- --------------------------------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                 July 22, 1996
- --------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 11 Pages)

                           (Exhibit Index on Page 6)

==============================================================================
     1     NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                        CARI INVESTMENT CORPORATION
- --------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                        (b) / /
- --------------------------------------------------------------------------------
     3     SEC USE ONLY

- --------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*

                     00
- --------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                                    / /
- --------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OR ORGANIZATION

                     LOUISIANA
- --------------------------------------------------------------------------------
 NUMBER OF      7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                        17,979
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                8          SHARED VOTING POWER

                                     -0-
            --------------------------------------------------------------------
                9          SOLE DISPOSITIVE POWER

                                     17,979
            --------------------------------------------------------------------
               10          SHARED DISPOSITIVE POWER

                                     -0-
- --------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

                                        17,979
- --------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                         / /
- --------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       4.72%
- --------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

                    CO
===============================================================================

===============================================================================
     1     NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                              PAUL M. ORDOGNE
- --------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                        (b) / /
- --------------------------------------------------------------------------------
     3     SEC USE ONLY

- --------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*
                    OO
- --------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                                    / /
- --------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OR ORGANIZATION

                    USA
- --------------------------------------------------------------------------------
 NUMBER OF      7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                        24,936(1)
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                8          SHARED VOTING POWER

                                     -0-
            --------------------------------------------------------------------
                9          SOLE DISPOSITIVE POWER

                                     24,936(1)
            --------------------------------------------------------------------
               10          SHARED DISPOSITIVE POWER

                                     -0-
- --------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

                    24,936(1)
- --------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                         / /
- --------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       6.55%
- --------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

                IN
================================================================================
          (1) Includes 16,556 shares of Common Stock in the Estate of Murray P. Ordogne, of which Mr. Ordogne is executor and a beneficiary.

================================================================================

================================================================================
     1     NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                              CHRISTIAN G. VACCARI
- --------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                        (b) / /
- --------------------------------------------------------------------------------
     3     SEC USE ONLY
- --------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*
                                        00
- --------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                                    / /
- --------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OR ORGANIZATION
                    USA
- --------------------------------------------------------------------------------
 NUMBER OF      7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                        -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                8          SHARED VOTING POWER
                                     17,979(2)
            --------------------------------------------------------------------
                9          SOLE DISPOSITIVE POWER
                                      -0-
            --------------------------------------------------------------------
               10          SHARED DISPOSITIVE POWER
                                     17,979(2)
- --------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

                    17,979(2)
- --------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                         / /
- --------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      4.72%
- --------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

                    IN
===============================================================================
(2) All shares represent shares owned by Cari Investment Company (formerly Cari Corporation) over which Mr. Vaccari shares voting and disposition power. Mr. Vaccari is an executive officer and director of Cari Investment Company.

===============================================================================

===============================================================================
     1     NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                          VIRGIL ALLEN
- --------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                        (b) / /
- --------------------------------------------------------------------------------
     3     SEC USE ONLY

- --------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*
                    OO
- --------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                                    / /
- --------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OR ORGANIZATION

                    USA
- --------------------------------------------------------------------------------
 NUMBER OF      7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                        5,422(3)
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                8          SHARED VOTING POWER

                                     56(3)
            --------------------------------------------------------------------
                9          SOLE DISPOSITIVE POWER

                                     5,422(3)
            --------------------------------------------------------------------
               10          SHARED DISPOSITIVE POWER

                                     56(3)
- --------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

                    5,478(3)
- --------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                         / /
- --------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       1.44%
- --------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

                IN
===============================================================================
(3) Including 56 shares of Common Stock shares held by Katherine Allen over which Mr. Allen shares voting power.

===============================================================================

===============================================================================
     1     NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                        VINCENT A. CANNATA, JR.
- --------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                        (b) / /
- --------------------------------------------------------------------------------
     3     SEC USE ONLY

- --------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*
                    OO
- --------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                                    / /
- --------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OR ORGANIZATION

                    USA
- --------------------------------------------------------------------------------
 NUMBER OF      7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                        -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                8          SHARED VOTING POWER

                                     6,910(4)
            --------------------------------------------------------------------
                9          SOLE DISPOSITIVE POWER

                                     -0-
            --------------------------------------------------------------------
               10          SHARED DISPOSITIVE POWER

                                     6,910(4)
- --------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

                    6,910(4)
- --------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                         / /
- --------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       1.81%
- --------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

                IN
===============================================================================
          (4) All shares represent shares owned by Cannata's Supermarket, Inc. over which Mr. Cannata shares voting and investment power.
===============================================================================

===============================================================================
     1     NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                        RICHARD W. CRYAR
- --------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                        (b) / /
- --------------------------------------------------------------------------------
     3     SEC USE ONLY

- --------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*
                    OO
- --------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                                    / /
- --------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OR ORGANIZATION

                    USA
- --------------------------------------------------------------------------------
 NUMBER OF      7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                       -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                8          SHARED VOTING POWER

                                     -0-
            --------------------------------------------------------------------
                9          SOLE DISPOSITIVE POWER

                                     -0-
            --------------------------------------------------------------------
               10          SHARED DISPOSITIVE POWER

                                     -0-
- --------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

                    -0-
- --------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                         / /
- --------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       -0-%
- --------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

                IN

===============================================================================

===============================================================================
    1     NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                        ANTHONY J. GUARISCO, JR.
- --------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                        (b) / /
- --------------------------------------------------------------------------------
     3     SEC USE ONLY

- --------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*
                    OO
- --------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                                    / /
- --------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OR ORGANIZATION

                    USA
- --------------------------------------------------------------------------------
 NUMBER OF      7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                       -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                8          SHARED VOTING POWER

                                     -0-
            --------------------------------------------------------------------
                9          SOLE DISPOSITIVE POWER

                                     -0-
            --------------------------------------------------------------------
               10          SHARED DISPOSITIVE POWER

                                     -0-
- --------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

                    -0-
- --------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                         / /
- --------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       -0-%
- --------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

                IN


===============================================================================

===============================================================================

Item 1.  Security and Issuer.
         -------------------

          This statement relates to shares of Class A Common Stock, par value $5.00 per share, and shares of Class B Common Stock, no par value per share (collectively, the "Common Stock"), of Guaranty Bancshares Holding Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1201 Brashear Ave., Morgan City, Louisiana 70381.

Item 2.  Identity & Background.

          Cari Investment Company ("Cari") is a Louisiana corporation. Cari is a privately-held diversified holding company which, through its various operating subsidiaries, is involved in the following industries: merchant banking, investment advisory, financial services, metal fabrication, marine vessels, marine transportation and food processing. The principal business address of Cari is 1100 Poydras St., Suite 2000, New Orleans, Louisiana 70163. The executive officers and directors of Cari are as follows: Christian G. Vaccari, President, Chief Executive Officer and a director; Jon P. Vaccari, a director; Nori W. Zoghzoghi, a director; Richard W. Cryar, Executive Vice President and Secretary; Robert N. Cowin, Executive Vice President.

          The principal business address of each of Christian G. Vaccari, Jon P. Vaccari, Nori V. Zoghzoghi, Richard W. Cryar, Robert N. Cowin and Paul M. Ordogne is 1100 Poydras St., Suite 2000, New Orleans, Louisiana 70163. Their principal occupation is their affiliation with Cari.

          Virgil Allen is an Engineer/Safety Director with Athena Construction. The principal business address of Virgil Allen is P. O. Box 0, Morgan City, Louisiana 70381.

          Vincent A. Cannata, Jr. is currently President of Cannata Super Market, Inc. and Cannata Corporation of Morgan City, Louisiana. The principal business address of Mr. Cannata is P. O. Box 2543, Morgan City, Louisiana 70381.

          Anthony J. Guarisco, Jr. is currently an attorney and Principal in Dispute Resolution Associates in Baton Rouge, a legal mediation firm. The principal business address of Mr. Guarisco is 7018 Whitlow St., Baton Rouge, Louisiana 70808.

          Each of the executive officers and directors of Cari and Messrs. Allen, Cannata, Guarisco and Ordogne are citizens of the United States of America.

          During the past five years, none of Cari nor the other individuals named above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

          This statement relates to the aggregation of the shares of Common Stock held by Cari and Messrs. Allen, Cannata, Cryar, Guarisco, Ordogne and Vaccari (collectively, the "Reporting Persons") solely for the purpose of meeting the minimum shareholding requirements to call a special meeting of shareholders pursuant to the Louisiana Business Corporation Law (the "LBCL") and the Issuer's Articles and By-laws. This statement is further filed pursuant to rule 13d-

                                (Page 2 of 11)

5(b)(1) inasmuch as the Reporting Persons may be deemed to be acting together for the purpose of holding equity securities of the Issuer in connection with the calling of the Special Meeting.

Item 4.  Purpose of Transaction.

          The statement relates to the aggregation of the shares of Common Stock held by the Reporting Persons for the purpose of meeting the minimum shareholding requirements set forth in the LBCL and the Issuer's Articles and By-laws for the purpose of calling a special shareholders' meeting. Cari intends to solicit proxies to (i) remove the management members of the Issuer's Board of Directors, (ii) increase the size of the Board to allow for the election of its slate of nominees and (iii) elect a slate of candidates to the Issuer's Board of Directors as set forth in the preliminary proxy statement of Cari filed with the Securities Exchange Commission on July 18, 1996 (the "Proxy Statement"). There are no agreements or understandings between the Reporting Persons other than as set forth in this Statement or the Proxy Statement. This statement is further filed pursuant to rule 13d-5(b)(1) inasmuch as the Reporting Persons may be deemed to be acting together for the purpose of holding equity securities of the Issuer in connection with the calling of the Special Meeting.

Item 5.  Interest in Securities of the Issuer.

         (a) The aggregate percentage of Shares of Common Stock reported as owned by each person named herein is based upon 373,025 Shares of Common Stock outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.


As of the close of business on July 22, 1996:
                   Name and
                  Address of                                                 Common Shares                 Percent of Class of
                  Beneficial                                              Beneficially Owned(1)               Common Shares
                    Owner
                 ------------
Cari Investment Company                                                     17,979                            4.72%
1100 Poydras Street
Suite 2000
New Orleans, LA  70163

Virgil Allen (2)                                                             5,478                            1.44%
P. O. Box O
Morgan City, LA  70381

Vincent A. Cannata, Jr. (3)                                                  6,910                            1.81%
P. O. Box 2543
Morgan City, LA  70381

Richard W. Cryar                                                             -----                            -----
1100 Poydras Street
Suite 2000
New Orleans, LA  70163

Anthony Guarisco, Jr.                                                        -----                            -----
7018 Whitlow Street
Baton Rouge, LA  70808

Paul M. Ordogne (4)                                                         24,936                            6.55%
1100 Poydras Street
Suite 2000
New Orleans, LA  70163

Christian G. Vaccari (5)                                                    17,979                            4.72%
1100 Poydras Street
Suite 2000
New Orleans, LA  70163
_______________


                                (Page 3 of 11)

(1) Unless otherwise stated, beneficial ownership is sole voting and investment power.

(2) Including 56 shares of Common Stock held by Katherine Allen over which Mr. Allen shares voting power.

(3) All shares represent shares owned by Cannata's Supermarket, Inc. over which Mr. Cannata shares voting and investment power.

(4) Including 16,556 shares of Common Stock in the Estate of Murray P. Ordogne, of which Mr. Ordogne is executor and a beneficiary.

(5) All shares represent shares owned by Cari Investment Company (formerly Cari Corporation) over which Mr. Vaccari shares voting and investment power.


     (b) By virtue of their positions with Cari, each of Christian G. Vaccari, Jon P. Vaccari, Nori V. Zoghzoghi, Richard W. Cryar and Robert N. Cowin share the power to vote and dispose of the shares of Common Stock held by Cari. Except as provided in (a) above, all other beneficial ownership includes sole voting and disposition power.

     (c) There have been no transactions in the Issuer's Common Stock by the Reporting Persons during the past sixty days.

Item 7.  Material to be Filed as Exhibits.

         1.  Joint Filing Agreement

         2.  Demand for Special Meeting




                                         SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  July 28, 1996                   CARI INVESTMENT COMPANY

                                        By:  /s/ Christian G. Vaccari
                                        -------------------------------
                                          CHRISTIAN G. VACCARI,
                                          its President


                                        /s/ Virgil Allen
                                        -------------------------------
                                            VIRGIL ALLEN


                                        /s/ Vincent A. Cannata, Jr.
                                        -------------------------------
                                            VINCENT A. CANNATA, JR.


                                        /s/ Richard W. Cryar
                                        -------------------------------
                                            RICHARD W. CRYAR


                                (Page 4 of 11)

                                        /s/ Anthony J. Guarisco, Jr.
                                        -------------------------------
                                            ANTHONY J. GUARISCO, JR.


                                        /s/ Paul M. Ordogne
                                        -------------------------------
                                            PAUL M. ORDOGNE


                                        /s/ Christian G. Vaccari
                                        -------------------------------
                                            CHRISTIAN G. VACCARI



                                (Page 5 of 11)

                                  EXHIBIT INDEX


Exhibit                                                                Page

1.       Joint Filing Agreement                                         7

2.       Demand for Special Meeting                                     8



                                (Page 6 of 11)